For Immediate Release

TransAlta and Puget Sound Energy sign power purchase agreement

Transaction advances pact to end coal-fired power generation in Washington

TransAlta and Puget Sound Energy (PSE) jointly announced today they have entered into a power purchase agreement for coal transition power from the Centralia generating station. If approved by Washington utility regulators, the contract will benefit PSE customers by providing them another source of low-cost power, while advancing a separate TransAlta agreement with state government and the environmental community to phase out coal-fired power generation in Washington by 2025.
PSE selected the TransAlta offer through a competitive “Request for Proposal” (RFP) process, evaluating the Centralia resource against more than 30 competing power supply alternatives.
           “I’m delighted that TransAlta and Puget Sound Energy came together to help advance the state’s goal of replacing coal-fired power,” said Gov. Chris Gregoire. “This will help our state move toward more environmentally sustainable energy.”
The state Legislature in 2011 passed a bill codifying a collaborative agreement between TransAlta, lawmakers, environmentalists, and labor representatives. The timelines agreed to by the parties enable the state to make the transition to cleaner fuels, while preserving the family-wage jobs and economic benefits associated with the low-cost, reliable power provided by the Centralia plant. The legislation allows long-term contracts, through 2025, for sales of coal transition power associated with the 1,340-megawatt (MW) Centralia facility, Washington’s only coal-fired plant.
“This agreement with Puget Sound Energy provides customers with a stable-priced, low-cost source of power, while advancing TransAlta’s goal of contracting the output of the facility,” said TransAlta USA President Paul Taylor.
“In today’s tough economy, we know our customers need us to keep energy costs reasonable for their homes and businesses,” said Dan Doyle, PSE senior vice president and chief financial officer. “And, over the long-term, we know our customers are also concerned about the environment. This agreement balances both needs.”
Under its power purchase agreement with TransAlta, PSE will buy 180 MW of firm, base-load coal transition power from TransAlta starting in December 2014.  In the following 12 months the contract increases to 280 MW.  From December 2016 to December 2024 the contract is for 380 MW, and in the last year the contract volume drops to 300 MW.

PSE expects to need additional power supplies for its customers beyond what the TransAlta contract provides. The utility continues to review other short-listed bids from its latest RFP process, and anticipates issuing another RFP in 2013.
The power purchase agreement is supported by environmental groups.
“We applaud Puget Sound Energy for working with TransAlta to transition Washington State off of coal and in the process assist Lewis County and the workers to make the transition onto clean energy,” said Bruce Nilles, Senior Director of the Sierra Club’s Beyond Coal Campaign.
The proposed TransAlta-PSE power transaction now awaits review by the Washington Utilities and Transportation Commission.

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About TransAlta
TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider. For more information, visit www.TransAltaUSA.com.

About Puget Sound Energy
Washington state’s oldest local energy utility, Puget Sound Energy serves 1.1 million electric customers and more than 750,000 natural gas customers in 11 counties.  A subsidiary of Puget Energy, PSE meets the energy needs of its customers, in part, through cost-effective energy efficiency, procurement of sustainable energy resources, and far-sighted investment in the energy-delivery infrastructure. PSE employees are dedicated to providing great customer service that is safe, dependable and efficient. For more information, visit www.PSE.com.

For more information:

TransAlta media inquiries:
Richard DeBolt
Director, USA External Relations
Ph:  360-742-3112  |  Cell: 360-304-7900 or email richard_debolt@transalta.com
724 Columbia Street NW, Ste. 320 | Olympia, WA 98501

Puget Sound Energy media inquiries:
Roger Thompson
PSE Communications Group
1-888-831-7250